05010691

82-34643

Rule 12g3-2(b) File No. 8~~2-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SEC MAIL PROCESSING
RECEIVED
AUG 22 2005
WASH, D.C. 209 SECTION

Date August 18, 2005
Contact Martina C. Schuler

SUPPL

Unaxis Holding AG
Rule 12g3-2(b) File No. ~~82-51~~90

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i. A. Martina C. Schuler
Nicolas Weidmann
Corporate Communications

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

Enclosure

- **First half 2005: Orders received and sales clearly below comparable prior-year period. Disappointing course of business in Semiconductor Equipment Segment leads to negative operating result of CHF -112 million. New management team adopts measures for profitable development of Unaxis.**

Unaxis Management AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

unaxis balzers Leybold vacuum Contraves Space

Media release

First half 2005: Orders received and sales clearly below comparable prior-year period. Disappointing course of business in Semiconductor Equipment segment leads to negative operating result of CHF –112 million. New management team adopts measures for profitable development of Unaxis.

Pfäffikon SZ, August 18, 2005 – Unaxis recorded first-half 2005 sales of CHF 702 million, a 30 percent decline over the comparable prior-year period (H1 2004: CHF 1,007 million). The total orders received by the company fell in comparison to the first six months of 2004 by 35 percent to CHF 714 million (H1 2004: CHF 1,090 million). Compared to the previous quarter, orders received rose by 16 percent to CHF 384 million. The Semiconductor Equipment and Data Storage Solutions segments were particularly impacted by the cyclically related weakness in demand and correspondingly severe price pressures.

On a consolidated basis, that resulted in a negative first-half 2005 operating earnings (EBIT) of CHF –112 million (H1 2004: CHF 43 million). Due to the low level of turnover, Unaxis was unable to utilize its production capacity fully, which in turn led to a significant decline in the operating margin. At the Group level, this resulted in a first-half 2005 consolidated loss of CHF –117 million (H1 2004: CHF 26 million).

This consolidated loss for the first half of 2005 had an impact on shareholders' equity, which declined to CHF 1'179 million. Due to the simultaneously reduced balance sheet, however, the shareholders' equity ratio increased to 53 percent. Net liquidity on June 30, 2005, amounted to CHF 513 million. In comparison to year-end 2004, that corresponds to a reduction of CHF 112 million. The Semiconductor Equipment segment in particular required substantial financial resources to finance its ongoing business activities as well as to rectify current projects underway at Display Technology.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Coating Services (Balzers): Intense competition pressures margins

Coating Services (Balzers) saw its first-half 2005 sales increase by 5 percent to CHF 191 million (H1 2004: CHF 182 million). This rise is mainly attributable to the higher volume of contract coating in the emerging markets of South America, Eastern Europe, and Asia. In these regions, growth rates of 30 to 40 percent were achieved. However, the restrained economic environment in the segment's traditional markets and intense competition in the contract coating market had a negative impact on the first half of 2005 and led to a significant decline in operating earnings, which totaled CHF 21 million for the period (H1 2004: CHF 31 million). Balzers continued to pursue its growth strategy during the first six months of 2005 and opened five new coating centers in the USA, Argentina, and Canada, as well as an in-house center for a customer in Brazil. Consequently, Balzers' global network of locations grew to a total of 66. In parallel, Balzers strengthened its product portfolio by launching new multifunction coatings for sophisticated materials.

Vacuum Solutions (Leybold Vacuum): Expansion into Asia continues

Vacuum Solutions (Leybold Vacuum) received orders during the first half of 2005 in the amount of CHF 191 million, slightly higher than the CHF 186 million recorded in the comparable prior-year. Sales remained unchanged at CHF 185 million (H1 2004: CHF 185 million). The operating result (EBIT), however, declined to CHF –3 million. (H1 2004: CHF 1 million). The market segments Analytics and Processing Industry showed a favorable course of business and counterbalanced the decline in the areas of Information Technology and Data Storage Media. In the Research and Development segment, Leybold Vacuum received two significant orders from China and Italy. As a part of its growth strategy in Asia, Leybold Vacuum opened a new subsidiary in India during the first half and expanded yet again its production capacity at the Tianjin facility in China. In order to increase Leybold Vacuum's long-term profitability on a sustainable basis, a far-reaching restructuring program was developed and its implementation is now underway.

Data Storage Solutions: Excellently positioned with new formats

Data Storage Solutions recorded a total of CHF 79 million in orders received during the first half of 2005 (H1 2004: CHF 124 million) and sales in the amount of CHF 61 million

 (H1 2004: CHF 143 million). Due to the cyclically related weakness in demand and overcapacity in the market, these first-half results stood clearly below the levels achieved in the comparable prior-year period. Accordingly, the first half of 2005 resulted in negative operating earnings (EBIT) of CHF –14 million for the segment (H1 2004: CHF 18 million). However, the course of business improved in comparison to the second half of 2004, particularly in the new market segment Recordable Lines (DVD R). Moreover, the programs introduced in 2004 for improving the segment's flexibility and cost structure showed initial favorable results. During the first half of 2005, Data Storage Solutions also intensified its cooperation with leading companies in the data storage industry and thereby achieved early developmental successes in future formats such as High Definition DVD and Blu Ray.

Components and Special Systems: Results clearly below prior-year levels
Components and Special Systems recorded during the first half of 2005 a significantly lower amount of orders received, with CHF 111 million versus the CHF 208 million booked in the comparable prior-year period. Sales declined to CHF 97 million (H1 2004: CHF 139 million), and the segment's operating result (EBIT) fell to CHF 3 million (H1 2004: CHF 13 million).

Optics, following an extended period of high growth rates, experienced a marked decline in orders received and total sales for the first half of 2005. The greatest impact was felt in the division's most important Projection Displays area, which suffered the effects of a general decline in the market as well as falling prices for front and rear-projection equipment. In addition, InFocus, a major customer, decided to reassess its rear-projection strategy and allow its assembly contract with Optics to lapse. However, the division received larger orders for components of the latest Sony LCOS TVs and was chosen by Texas Instruments to be a partner in the area of DLP chips. The BioChip area enjoyed a further gratifying pace of growth and managed to record a significant increase in orders received.

Space Technology (Contraves Space) was able to register a slight increase in both sales and orders received as compared to the first half of 2004. In January 2005, the European space probe Huygens, for which Contraves Space developed the separation mechanisms, landed successfully on Saturn's moon, Titan. A further key event was the

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 start of the Ariane 5 ECA, the new launch vehicle designed to carry heavy cargoes for which Contraves Space supplies the payload fairings.

Semiconductor Equipment: Substantial value adjustments burden results
Orders received by the Semiconductor Equipment segment during the first half of 2005 stood at CHF 142 million, clearly below the amount recorded in the comparable prior-year period (H1 2004: CHF 391 million). Sales fell markedly to CHF 167 million (H1 2004: CHF 359 million). Semiconductor Equipment recorded an EBIT loss of CHF –127 million (H1 2004: CHF –24 million).

Wafer Processing managed to defy the general weakness in the semiconductor equipment market by maintaining its volume of orders received at the level recorded in the comparable prior-year period. However, sales declined significantly, mainly as the result of lower demand for photomask etching equipment as well as certain delivery delays. Given the persistent market weakness, Wafer Processing has adapted its cost structures and increased its competitiveness. Initial orders were received for the new VERSALINE and CLUSTERLINE systems, but because key customers have postponed their planned innovation activities, Wafer Processing halted its LEPP and I-PVD projects.

Assembly & Packaging (ESEC) was confronted during the first half of 2005 with the anticipated sharp decline in the market for back-end equipment, a cyclical market development caused by overcapacity and continuing price pressures. Orders received and total sales, therefore, both stood clearly below the levels recorded for the first six months of 2004. In the die bonding area, the introduction of ESEC's new, enhanced-performance Die Bonder took center stage in the first half of the year. In an effort to gain the necessary proximity to its customers, ESEC strengthened its organizational structure and continued to expand its worldwide divisional locations. Not least of all due to its increased presence in Asia, ESEC made further progress in introducing the Wire Bonder 3100 at key customer facilities.

Display Technology: Targeted withdrawal from the flat panel display business
As a result of the massive losses recorded by this division in the 2004 financial year as well as the poor profit outlook for the current year, Unaxis has decided to withdraw from

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 the flat panel display business. This resolution is now being implemented in a targeted manner. During the first half of 2005, Display Technology focused on developing its solar-related business, as well as attending to current projects and maintaining the installed base of equipment in the flat panel display area. The solar energy market continues to develop favorably. In the first half of 2005, Unaxis signed a cooperation agreement with a manufacturer of high-grade solar cells.

Outlook: Sustainable growth as the goal

For the future of Unaxis, the Board of Directors and Executive Board have set a clear-cut, ambitious goal: Unaxis is to become a world-renowned multibusiness high-tech company. The company will be rapidly stabilized and returned to the black. To that end, an incisive Group-wide cost-cutting program has been introduced and has the goal of achieving a significant increase in profitability. Moreover, management of the various segments is to be tied more closely to the Group level than has been the case in the past. In this regard, control instruments within the company are to be expanded, particularly in terms of financial reporting, risk management and the management of human resources. Unaxis expects the related measures to exert a positive influence on the company's financial results as of the 2006 financial year. The second half of 2005 and the 2006 financial year represent a period of transition for Unaxis. Initial signs allow the conclusion to be drawn that the second half will witness a pick-up in demand at Data Storage Solutions and Optics, whereas no such signs are currently to be seen in the semiconductor-related market. The restructuring efforts already underway at Semiconductor Equipment and Vacuum Solutions will be accelerated further in the second half of 2005. The company's semiconductor-related business, which is conducted by the Wafer Processing and Assembly & Packaging (ESEC) divisions of the Semiconductor Equipment segment, is to be turned around and subsequently developed further according to the options at its disposal. Parallel to its market expansion, Coating Services will be implementing measures to increase its profitability. Against this backdrop, Unaxis expects that full-year revenues for 2005 will come in below the level recorded in the previous year, and that the second half will make a positive EBIT contribution which nevertheless will be unable to compensate for the losses suffered in the first six months of 2005.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 Note for media representatives and analysts:

Media conference today, Thursday, August 18, 2005, 10:30 am CET,
Widder Hotel, Zurich: Within the framework of a media conference, CEO Thomas P. Limberger will discuss the company's first-half results and be available for questions. The conference will be conducted in German.

Analysts' conference today, Thursday, August 18, 2005, 2:00 pm CET,
Widder Hotel, Zurich: At a conference for securities analysts, CEO Thomas P. Limberger will discuss the company's first-half results and be available for questions. The conference will be conducted in English.

Attachment: Key figures tables

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.

For further information, please contact:

Unaxis Management AG
Media Relations
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Key figures H1 2005 – Consolidated total

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders received	714	384	330	313	375	1'090	511	579
Orders on hand	518	518	491	494	537	659	659	692
Sales	702	364	338	347	496	1'007	538	469
Sales by destination, as % of total								
Japan and Asia/Pacific	38					48		
Europe	42					34		
America	20					17		
Other regions	1					0		
EBITDA	-64					107		
Operating result (EBIT)	-112					43		
Other income	18					13		
Financial result	1					3		
Result before taxes	-111					45		
Net loss/income for the period	-117					26		
Research and development expense	76					88		
Personnel expense	312					321		

in CHF million	2005		2004		
	30.06.		31.12	30.06.	
Total assets	2,232		2'411	2,759	
Shareholders' equity	1,179		1'216	1,647	
as % of total assets	53		50%	60	
Net liquidity	513		625	608	
as % of shareholders' equity	43		51%	37	
Net assets[1]	543		756	927	
Inv. in fixed and intangible assets[2]	59		240	159	
Number of employees	6,707		6'844	6,676	

[1] As a result of the more specific breakdown of liabilities introduced in the first half of 2005, provisions for post-employment benefits and other provisions related to previous divestitures are now allocable to the individual segments. For reasons of enhanced comparability, the prior-year figures have been adjusted accordingly. Net assets include operating current and non-current assets (excluding cash, cash equivalents and financial investments) less operating liabilities (excluding financial debt and provisions for taxes).

[2] Included in the 2004 figures is the addition of goodwill in the amount of CHF 109 million attributable to the merger with ESEC.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Key figures H1 2005 – Coating Services (Balzers) segment

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Sales	191	100	91	96	89	182	94	88

in CHF million	2005	2004
	H1	H1
EBITDA	43	51
Operating result (EBIT)	21	31
as % of sales	11	17
Net assets[1]	285	225

Key figures H1 2005 – Vacuum Solutions (Leybold Vacuum) segment

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders received	191	95	97	87	93	186	92	94

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders on hand	44	44	40	36	38	52	52	55

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Sales	185	91	94	88	107	185	94	91

in CHF million	2005	2004
	H1	H1
EBITDA	1	5
Operating result (EBIT)	-3	1
as % of sales	-2	0
Net assets[1]	-28	-36

[1] As a result of the more specific breakdown of liabilities introduced in the first half of 2005, provisions for post-employment benefits and other provisions related to previous divestitures are now allocable to the individual segments. For reasons of enhanced comparability, the prior-year figures have been adjusted accordingly. Net assets include operating current and non-current assets (excluding cash, cash equivalents and financial investments) less operating liabilities (excluding financial debt and provisions for taxes).

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Key figures H1 2005 – Data Storage Solutions segment

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders received	79	51	28	18	28	124	58	66

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders on hand	31	31	21	12	25	33	33	52

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Sales	61	42	19	30	36	143	76	66

in CHF million	2005	2004
	H1	H1
EBITDA	-11	22
Operating result (EBIT)	-14	18
as % of sales	-22	13
Net assets[1]	57	102

[1] *As a result of the more specific breakdown of liabilities introduced in the first half of 2005, provisions for post-employment benefits and* other provisions related to previous divestitures are now allocable to the individual segments. For reasons of enhanced comparability, the prior-year figures have been adjusted accordingly. Net assets include operating current and non-current assets (excluding cash, cash equivalents and financial investments) less operating liabilities (excluding financial debt and provisions for taxes).

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Key figures H1 2005 – Components and Special Systems segment

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders received								
Optics	54	27	27	16	36	155	85	70
Space Technology (Contraves Space)	57	20	37	18	31	53	11	43
Total	111	47	64	34	67	208	96	112

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders on hand								
Optics	27	27	28	35	72	103	103	80
Space Technology (Contraves Space)	173	173	173	149	171	172	172	177
Total	200	200	201	184	243	275	275	258

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Sales								
Optics	65	29	35	50	67	113	61	52
Space Technology (Contraves Space)	32	19	13	40	32	26	16	10
Total	97	48	48	91	99	139	77	62

in CHF million	2005		2004		
	H1			H1	
EBITDA	11			21	
Operating result (EBIT)	3			13	
as % of sales	3			9	
Net assets[1]	27			26	

[1] As a result of the more specific breakdown of liabilities introduced in the first half of 2005, provisions for post-employment benefits and other provisions related to previous divestitures are now allocable to the individual segments. For reasons of enhanced comparability, the prior-year figures have been adjusted accordingly. Net assets include operating current and non-current assets (excluding cash, cash equivalents and financial investments) less operating liabilities (excluding financial debt and provisions for taxes).

Unaxis Management AG Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Key figures H1 2005 – Semiconductor Equipment segment

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders received								
Wafer Processing	94	45	50	29	67	107	58	49
Assembly & Packaging (ESEC)	69	37	32	27	28	179	91	87
Display Technology	-21	10	-31	21	3	105	21	84
Total	142	91	50	78	98	391	171	220

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Orders on hand								
Wafer Processing	118	118	93	71	99	79	79	82
Assembly & Packaging (ESEC)	25	25	18	14	19	53	53	54
Display Technology	99	99	119	176	112	167	167	191
Total	242	242	229	261	230	299	299	327

in CHF million	2005			2004				
	H1	Q2	Q1	Q4	Q3	H1	Q2	Q1
Sales								
Wafer Processing	52	22	30	54	47	95	59	36
Assembly & Packaging (ESEC)	59	30	28	32	62	173	92	82
Display Technology	57	30	27	-43	57	91	46	46
Total	167	82	85	42	166	359	196	163

in CHF million	2005		2004		
	H1			H1	
EBITDA	-119			3	
Operating result (EBIT)	-127			-24	
as % of sales	-76			-7	
Net assets[1]	226			677	

[1] As a result of the more specific breakdown of liabilities introduced in the first half of 2005, provisions for post-employment benefits and other provisions related to previous divestitures are now allocable to the individual segments. For reasons of enhanced comparability, the prior-year figures have been adjusted accordingly. Net assets include operating current and non-current assets (excluding cash, cash equivalents and financial investments) less operating liabilities (excluding financial debt and provisions for taxes).

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com